Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE July 16, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on July 16, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that effective today Diana Walters, CEO of Liberty Metals and Mining Holdings, LLC, has been appointed to the Company’s Board of Directors. Liberty Metals and Mining Holdings, LLC is the Company’s largest shareholder, owning approximately 19.9% of the issued and outstanding common shares. Ms. Walters has 26 years of experience in natural resources and investment banking and holds a Master’s Degree in Energy and Mineral Resources.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that that effective today Diana Walters, CEO of Liberty Metals and Mining Holdings, LLC, has been appointed to the Company’s Board of Directors. Liberty Metals and Mining Holdings, LLC is the Company’s largest shareholder, owning approximately 19.9% of the issued and outstanding common shares. Ms. Walters has 26 years of experience in natural resources and investment banking and holds a Master’s Degree in Energy and Mineral Resources.

R. Michael Jones, CEO and Co-founder of Platinum Group Metals said, “Liberty has been a supportive long term shareholder who shares our vision for the Company. We are very pleased to have Diana join us on the Board where she will add a new dimension of analysis and experience to the team.”

Platinum Group Metals is currently building a large scale platinum mine at the WBJV Project 1 in South Africa and the Company has an active exploration program at Waterberg in South Africa.

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On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

July 16, 2013

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